SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2004

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F. ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐	No ☑

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-              .

PrimaCom AG’s financial statements for the three months ending September 30, 2004 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG
By:	/s/ HANS-WERNER KLOSE
	Name:	Hans-Werner Klose
Titles: Member of the Management Board

By:	/s/ WOLFGANG PREUSS
	Name:	Wolfgang Preuss
Titles: Chief Executive Officer and Member of the Management Board

Date: November 19, 2004

PRIMACOM AG

FORM 6-K

ITEM 1: FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended September 30,
	2003	2004	2004
	Euro	Euro	U.S.$
Revenues	49,493	53,462	66,384
Operating costs and expenses:
Operations	11,907	14,976	18,596
Selling, general and administrative	5,859	7,332	9,104
Corporate overhead	2,463	4,621	5,738
Depreciation and amortization	23,359	20,237	25,128

Total	43,588	47,166	58,566

Operating profit	5,905	6,296	7,818
Interest expense:
Convertible Second Secured Loan non-cash interest	10,778	12,587	15,629
Other bank interest and other interest	17,902	19,434	24,131

Total	28,680	32,021	39,760
Other (income)/expense	—	—	—
Loss from operations before income taxes and minority interest	(22,775)	(25,725)	(31,942)
Income tax benefit/(expense)	739	(1,701)	(2,112)

Loss before minority interest	(22,036)	(27,426)	(34,054)
Minority interest in net income of subsidiaries	5	(35)	(43)

Net loss	(22,031)	(27,461)	(34,097)

Loss per share:
Basic and diluted:	(1.11)	(1.39)	(1.72)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Nine months ended September 30,
	2003	2004	2004
	Euro	Euro	U.S.$
Revenues	146,451	156,722	194,602
Operating costs and expenses:
Operations	37,530	42,028	52,186
Selling, general and administrative	20,893	22,129	27,478
Corporate overhead	10,776	12,872	15,983
Depreciation and amortization	64,294	61,768	76,697

Total	133,493	138,797	172,344

Operating profit	12,958	17,925	22,258
Interest expense:
Convertible Second Secured Loan non-cash interest	31,210	35,719	44,352
Other bank interest and other interest	54,594	56,689	70,391

Total	85,804	92,408	114,743
Other (income)/expense	42	(311)	(386)
Loss from operations before income taxes and minority interest	(72,888)	(74,172)	(92,099)
Income tax benefit/(expense)	4,523	(5,292)	(6,571)

Loss before minority interest	(68,365)	(79,464)	(98,670)
Minority interest in net income of subsidiaries	(47)	(79)	(98)

Net loss	(68,412)	(79,543)	(98,768)

Loss per share:
Basic and diluted:	(3.46)	(4.02)	(4.99)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		September 30,
	December 31,	(unaudited)
	2003	2004	2004
	Euro	Euro	U.S.$
Cash	5,252	646	801
Trade accounts receivable — net	6,362	4,967	6,168
Other current assets	9,023	7,839	9,734

Total current assets	20,637	13,452	16,703

Property and equipment — net	469,598	434,106	539,029
Goodwill — net	359,710	359,710	446,652
Customer lists — net	44,703	40,723	50,566
Deferred tax assets	70,370	70,370	87,378
Other assets	40,744	34,904	43,340

TOTAL ASSETS	1,005,762	953,265	1,183,668

Accounts payable	12,357	10,568	13,122
Accrued expenses	53,647	47,363	58,811
Deferred revenue	2,103	3,094	3,842
Deferred purchase obligations	838	196	243
Sale-leaseback obligations — current	1,327	940	1,168

Total current liabilities	70,272	62,161	77,186

Sale-leaseback obligations	1,577	864	1,072
Deferred income taxes	75,853	75,853	94,187
Convertible Second Secured Loan	448,139	483,858	600,806
Revolving credit facility and other debt	494,500	494,548	614,080

TOTAL LIABILITIES	1,090,341	1,117,284	1,387,331

Minority interest	351	430	534

SHAREHOLDERS’ DEFICIENCY
Registered capital	50,614	50,614	62,847
Additional paid-in capital	361,226	361,250	448,564
Accumulated deficit	(496,770)	(576,313)	(715,608)

TOTAL SHAREHOLDERS’ DEFICIENCY	(84,930)	(164,449)	(204,197)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	1,005,762	953,265	1,183,668

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	For the Nine months ended September 30,
	2003	2004	2004
	Euro	Euro	U.S.$
Operating Activities
Net cash provided by operating activities	10,761	18,350	22,784
Investing Activities
Purchases of property and equipment	(17,295)	(21,529)	(26,733)
Proceeds from sale of property and equipment	100	98	122

Net cash used in investing activities	(17,195)	(21,431)	(26,611)
Financing Activities
Proceeds from credit facilities	5,000	—	—
Repayments of bank debt	(310)	—	—
Proceeds from bank overdrafts	3,410	48	60
Repayments of sale-leaseback obligations	(2,179)	(1,100)	(1,366)
Payment of deferred purchase obligations	513	(473)	(587)

Net cash provided by (used in) financing activities	6,434	(1,525)	(1,893)

Net increase in cash and cash equivalents	—	(4,606)	(5,720)
Cash and cash equivalents at beginning of period	802	5,252	6,521

Cash and cash equivalents at end of period	802	646	801

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the three and nine month periods ended September 30, 2004 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €0.80535 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2004. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not include any adjustments to recorded asset values that might be necessary should the Company be unable to continue as a going concern.

     In addition to the current working capital deficiency and a shareholders’ deficit, the Company incurred losses of € 118.1 million and € 138.3 million for the years ended December 31, 2003 and 2002. In the three and nine-month periods ending September 30, 2004, the Company incurred losses of €27.5 million and €79.5 million, respectively. As a result of the interest expense obligations under the Company’s bank debt, management expects significant losses to continue into the foreseeable future.

     In addition to the interest obligations, the Company must also comply with specific financial covenants included in these debt agreements. Although the Company has been able to comply with these covenants through September 30, 2004, Management anticipates that in the future the Company will not be able to comply with a specific covenant in the Senior Credit Facility. As outlined in the Liquidity and Capital Resources section of this filing, the principal balance available under the Senior Credit Facility is reduced quarterly in increasing amounts from the original principal balance. Management anticipates that within the first six months of 2005 the total principal balance outstanding will significantly exceed the available principal balance available under the

Senior Credit Facility. Management anticipates that the Company will not have sufficient financial resources to repay the debt to this level and, therefore, would be in default of this covenant. This default could result in the entire principal balance of the Senior Credit Facility becoming immediately due and payable unless a waiver is obtained from the lenders or the terms of the debt are modified. Management anticipates that the Company will not be able to obtain a waiver or modify the debt terms if this violation occurs. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Consequently, during the last 12 months the company’s management has been engaged in a series of negotiations with lenders and prospective purchasers in order to achieve a financial restructuring of the company’s debt.

     As notified in our AD HOC notice — Form 6K of July 12, 2004 the “Proposed Asset Sale and Purchase Transaction” (to which we referred in the notes to the Condensed Consolidated Financial Statements of our Q1 6K Report) failed to receive the required majority of shareholders’ votes at the Company’s Annual General Shareholders’ Meeting held on June 8, 2004 and therefore the proposed financing was cancelled.

     Subsequent to the annual shareholders’, the Company’s management has continued and is continuing discussions with its creditors under the Senior Credit Facility and under the Second Secured Loan Facility in order to find a solution to the needed refinancing of the Company.

     Interest on the Company’s Convertible Second Secured Term Loan Facility (the “Second Secured Loan Facility”) was due and payable on September 30, 2004. Although adequate funds were available to pay the interest, the Company decided not make the required interest payment, because of ongoing negotiations with its creditors regarding the refinancing of the Company. As a result, the Company is in default of the interest payment provisions of the Facility agreement. Under the terms of the Company’s Facility credit agreement, the Second Secured Loan Facility lenders are subject to a 60-day standstill period, under which the lenders can not accelerate payment of the outstanding principal under the Facility. However, if the Company does not pay the outstanding interest by the end of the stand still period, the Facility lenders can immediately require the outstanding principal to be paid in full. This default also resulted in a cross default on the Company’s Senior Credit Facility. The cross-default has been waived for the duration of the stand still period by the Company’s lenders under the Senior Credit Facility. If the Company does not pay the interest under the Facility and does not receive an additional waiver from the Senior Credit Facility lenders, the outstanding principal under the Senior Credit Facility will also become immediately payable in full. The Company does not currently have the ability to repay the outstanding principal under the Senior Credit Facility if it becomes payable in full.

2.	RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2004 condensed consolidated financial statement presentation.

3.	ACCOUNTING CHANGES

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In 2003, the Company adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

     The Company currently owns a 15.7% minority interest in a joint venture in The Netherlands. The Company purchased this ownership in 2000, along with other digital television providers, for the purpose of providing digital services to its customers. Following an evaluation of the provisions of FASB Interpretation No. 46 the Company does not consider it necessary to consolidate this entity.

4.	GOODWILL

     On a yearly basis, the Company performs its required impairment testing of goodwill. As a result of the annual impairment tests for the years ending December 31, 2002 and 2003 goodwill was determined not to be impaired. The Company did not perform any interim testing of goodwill impairment for the three and nine month periods ending September 30, 2004.

     The Company determines fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in the need to test goodwill for impairment prior to the annual test.

5.	IMPAIRMENT OF LONG-LIVED ASSETS

     For the year ended December 31, 2003 the Company recorded a write-down of approximately €3.0 million primarily due to impairment in both Germany and The Netherlands on certain long-term assets associated with the digital cable business. No additional write-downs were recorded for the three and nine month periods ending 2004.

6.	BANK AND OTHER DEBT

     The Company has two existing credit agreements, a €625.0 million revolving credit facility (“Facility”) (including a €15.0 million overdraft facility (“Overdraft Facility”)) and a €375.0 million working capital facility (“Second Secured Loan”). The Facility and the Overdraft Facility have a final maturity of December 31, 2009 and the Second Secured Loan has a final maturity date of March 31, 2010. However, the Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004. There were no significant borrowings under the overdraft facility as of September 30, 2004.

     The Second Secured Loan bears an interest rate from 18.0% to 20.0% over the term of the loan. For the nine months period ended September 30, 2004, the interest rate was 20.0%, which includes both a cash interest portion of 12.0% and a non-cash interest portion of 8.0%. The non-cash interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     Amounts outstanding under the Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on the ratio of total indebtedness of the Company’s subsidiaries to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”). The margin was 2.25% as of September 30, 2004.

     As a result of the original debt issuance and subsequent refinancings of all three facilities, the Company incurred certain financing costs that are currently capitalized and included in other assets. The Company had approximately €28,958,000 of capitalized bank financing fees as of September 30, 2004. These costs are being amortized over the term of the related financing agreements as additional interest expense.

7.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months		Nine months
	ended September 30,		ended September 30,
	2003	2004	2003	2004
Numerator:
Net loss (in € thousands)	22,031	27,461	68,412	79,543
Denominator:
Weighted average shares	19,798,552	19,798,552	19,792,829	19,798,552
Basic and diluted loss per share (€)	(1.11)	(1.39)	(3.46)	(4.02)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

8.	LITIGATION RELATING TO PRIMACOM

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. The Company has accrued approximately €6,158,000 and €6,051,000 as of September 30, 2004 and December 31, 2003, respectively.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

9.	SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Three months ended		Nine months ended
	September 30,		September 30,
(in € thousands)	2003	2004	2003	2004
Germany
Analog cable	28,446	28,150	86,158	84,835
Digital cable	178	164	556	501
High-speed internet	458	592	1,317	1,717
Other revenue	1,247	1,951	3,290	4,133

	30,329	30,857	91,321	91,186
The Netherlands
Analog cable	9,572	10,740	28,094	31,845
Digital cable	172	236	510	695
High-speed internet	6,712	8,378	19,123	23,652
Telephony	88	1,128	139	2,256
Other revenue	2,620	2,123	7,264	7,088

	19,164	22,605	55,130	65,536

Total revenues	49,493	53,462	146,451	156,722

Germany	3,478	1,991	5,425	5,530
The Netherlands	2,427	4,305	7,533	12,395

Total operating profit	5,905	6,296	12,958	17,925

Germany	14,797	15,460	44,151	46,091
The Netherlands	13,883	16,561	41,653	46,317

Total interest expense — net	28,680	32,021	85,804	92,408

Germany	14,543	12,084	39,923	36,932
The Netherlands	8,816	8,153	24,371	24,836

Total depreciation and amortization	23,359	20,237	64,294	61,768

Germany	204,381	206,305	204,381	206,305
The Netherlands	199,294	194,128	199,294	194,128

Total goodwill and customer lists	403,675	400,433	403,675	400,433

Germany	548,565	505,646	548,565	505,646
The Netherlands	377,433	363,797	377,433	363,797

Total long-lived assets	925,998	869,443	925,998	869,443

Germany	624,402	550,196	624,402	550,196
The Netherlands	415,775	403,069	415,775	403,069

Total assets	1,040,177	953,265	1,040,177	953,265

Germany	1,847	3,173	8,027	9,191
The Netherlands	2,470	3,621	9,268	12,338

Total capital expenditures	4,317	6,794	17,295	21,529

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended September 30, 2003 and September 30, 2004

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access, telephony, and data communication services, to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenues increased by 8.0% from €49,493,000 in the third quarter of 2003 to €53,462,000 in the third quarter of 2004.

	September 30	September 30
	2003	2004
Homes passed by coax (450 MHz networks)	1,381,281	1,367,715
Homes passed by fiber (862 MHz networks)	572,550	600,127

Total homes passed	1,953,831	1,967,842
Total ready-for-service homes (862 MHz networks)	452,395	469,040
Analog CATV subscribers (450 MHz networks)	891,485	841,332
Analog CATV subscribers (862 MHz networks)	403,343	435,540

Total analog-TV-subscribers	1,294,828	1,276,872
Digital TV subscribers	10,986	11,512
Internet subscribers	74,193	117,808
Telephony subscribers	2,331	15,085
Data communication subscribers	893	893

Total revenue generating units	1,383,231	1,422,170

     The number of revenue generating units increased by 38,939 from 1,383,231 at September 30, 2003 to 1,422,170 at September 30, 2004. The primary factor responsible for this growth was the increase in high-speed Internet access and telephony customers in The Netherlands, offset by declining analog subscribers in Germany.

     Revenue from the analog cable television subscriber base increased by €872,000 from €38,018,000 in the third quarter of 2003 to €38,890,000 in the third quarter of 2004. In The Netherlands, analog cable television revenue increased from €9,572,000 in the third quarter of 2003 to €10,740,000 in the third quarter of 2004. The 12.2% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase from January 1, 2004 in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business decreased to €28,150,000 in the third quarter 2004 down from €28,446,000 for the same period in 2003, as a result of reductions in subscribers mainly as a consequence of demographic effects in the eastern part of Germany. The average monthly revenue per analog television subscriber was €9,74 for the three-month period ended September 30, 2004 and €10.11 for the three-month period ended September 30, 2003. Multikabel reported average monthly revenue per analog cable television subscriber of €11.35 and our German operations reported average monthly revenue of €9.71 in the third quarter ended September 30, 2004, compared with €10.22 and €9.59, respectively, in the same period of 2003.

     For the third quarter ended September 30, 2004, we passed 600,127 homes with fiber optic cable and upgraded 469,040 homes to 862 MHz with two-way capability (ready-for-service-homes). Multikabel services 324,830 of the ready-for-service homes at September 30, 2004. The remaining 144,210 ready-for-service homes were upgraded homes in Germany. Including the Multikabel subscribers, approximately 36.7% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering digital cable television, high-speed Internet access, telephony and data communication-services.

     For the third quarter of 2004, high-speed Internet access contributed €8,970,000 to revenue compared with €7,170,000 in the third quarter of 2003. Strong growth in our subscriber base for this product was the primary factor for this increase. Total high-speed Internet subscribers increased by 58.8% from 74,193 at September 30, 2003 to 117,808 at September 30, 2004. Penetration of high-speed Internet access customers to ready-for-service homes increased from 16.4% in 2003 to 25.1% in 2004. The average monthly revenue per subscriber decreased from €33.68 in the third quarter of 2003 to €26.17 in the third quarter of 2004, primarily due to the introduction of new lower rate packages in our Netherlands subsidiary to provide more attractive pricing to our customers.

     For the third quarter of 2004, Multikabel contributed €8,378,000 of high-speed Internet access revenue compared with €6,712,000 in the third quarter of 2003. The increase was due to strong growth in the subscriber base for this product. Total high-speed Internet subscribers in The Netherlands increased by 58.9% from 68,273 at September 30, 2003 to 108,517 at September 30, 2004. Penetration of high-speed Internet access customers to ready-for-service homes increased from 21.0% in 2003 to 33.4% in 2004. The average monthly revenue per subscriber decreased from €34.31 in the third quarter of 2003 to €26.59 in the third quarter of 2004 as we increased volume through competitive pricing and introduced new lower rate packages to extend our product portfolio and attract additional subscribers in low penetration rate market segments.

     In Germany, high-speed Internet access revenue increased by 29.3% from €458,000 in the third quarter of 2003 to €592,000 in the third quarter of 2004. The average monthly revenue per subscriber in Germany decreased from €26.52 in the third quarter 2003 to €21.39 in the third quarter 2004 as we increased volume through the introduction of flexible rates. At September 30, 2003, we served 5,920 customers compared with 9,291 at September 30, 2004. Penetration of high-speed Internet access customers to ready-for-service homes was 6.4% at September 30, 2004 compared with 4.7% at September 30, 2003.

     We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next few years in both The Netherlands and Germany. However, average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue increased from €350,000 in the third quarter of 2003 to €400,000 in the third quarter of 2004. The number of subscribers increased slightly from 10,986 at September 30, 2003 to 11,512 at September 30, 2004. At September 30, 2004 the penetration rate for digital subscribers for our ready-for-service homes was 2.5%.

     In Germany, revenue from digital television decreased from €178,000 in the third quarter of 2003 to €164,000 in the third quarter of 2004 due to demographic shifts in the former East German states we serve. Total subscribers decreased from 6,417 at September 30, 2003 to 5,246 at September 30, 2004. At September 30, 2004 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 3.6%. Multikabel contributed digital television revenue of €236,000 for third quarter of 2004 an increase from €172,000 for the third quarter of 2003. At September 30, 2004, Multikabel served 6,266 digital television subscribers, compared with 4,569 at September 30, 2003. At September 30, 2004 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.9% compared with 1.4% at September 30, 2003.

     The development of digital television subscribers and revenue growth continues to be below our expectations. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenue includes revenue we receive in The Netherlands for data communication services that we provide to small-and medium-sized businesses and schools. Multikabel served approximately 893 small-and medium-sized businesses and schools as of September 30, 2004, which contributed €1,164,000 of revenue for the third quarter of 2004. As of September 30, 2003, Multikabel served 893 small- and medium-sized businesses and schools, which contributed €1,525,000 to revenue in the third quarter of 2003.

     In the addition, other revenue in Germany and The Netherlands increased from €2,342,000 in the third quarter of 2003 to €2,910,000 in the third quarter of 2004.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	September 30		September 30		September 30
	2003	2004	2003	2004	2003	2004
Revenues (€ in thousands)
Analog	28,446	28,150	9,572	10,740	38,018	38,890
Digital	178	164	172	236	350	400
Internet	458	592	6,712	8,378	7,170	8,970
Telephony	—	—	88	1,128	88	1,128
Other	1,247	1,951	2,620	2,123	3,867	4,074

	30,329	30,857	19,164	22,605	49,493	53,462

Average subscribers
Analog	988,388	966,194	312,229	315,487	1,300,617	1,281,681
Digital	6,572	5,421	4,409	6,273	10,981	11,694
Internet	5,757	9,225	65,207	105,008	70,964	114,233
Telephony	—	—	1,468	12,723	1,468	12,723
Data communication	—	—	895	926	895	926
ARPU (in €)
Analog	9.59	9.71	10.22	11.35	9.74	10.11
Digital	9.03	10.08	13.00	12.54	10.62	11.40
Internet	26.52	21.39	34.31	26.59	33.68	26.17

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection costs, Internet feed costs, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 25.8% from €11,907,000 in the third quarter of 2003 to €14,976,000 in the third quarter of 2004. The increase in costs is largely attributable to set up costs on new telephone customers plus interconnection fees which increase directly with revenues. In addition, operation costs in 2004 included higher access fees for the increase in ADSL-customers. In the third quarter of 2003, operation costs were lower than normal due to the favourable effect of released accruals following a detailed review in the quarter.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses increased by 25.1% to €7,332,000 in the third quarter of 2004 from €5,859,000 in the third quarter of 2003. In the third quarter of 2003, selling, general and administrative expenses were reduced due to the favourable impact of reduced bad debt reserves following a detailed review during the quarter.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead increased by 87.6% from €2,463,000 in the third quarter of 2003 to €4,621,000 in the third quarter of 2004, with ongoing cost savings being offset by extra costs and professional fees incurred in relation to our financial restructuring.

     Depreciation and Amortization. Depreciation and amortization decreased by 13.4% from €23,359,000 in the third quarter of 2003 to €20,237,000 in the third quarter of 2004. In the third quarter of 2003 depreciation included charges of approximately €3.0 million attributable to extra write-downs from impairment adjustments in both, Germany and Holland, on certain long term assets associated with our digital cable business.

     Operating Profit. Operating profit increased by €391,000 from €5,905,000 in the third quarter of 2003 to a profit of €6,296,000 in the third quarter of 2004.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €3,341,000 from €28,680,000 in the third quarter of 2003 to €32,021,000 in 2004.

     For the third quarter of 2004, interest on the convertible second secured credit facility amounted to a total of €24,476,000 (€12,587,000 non-cash interest expense plus €11,889,000 cash interest expense), as compared with €21,799,000 (€10,778,000 non-cash interest expense plus €11,021,000 cash interest expense) during the third quarter of 2003.

     The average amount outstanding under our revolving credit facility decreased from €505.3 million in the third quarter of 2003 to €494.5 million in the third quarter of 2004. In the third quarter of 2004, the average cash interest rate on the revolving credit bank borrowings remained at 4.4% unchanged from third quarter 2003.

     On March 26, 2002, we drew down the entire amount from the €375.0 million convertible second secured credit facility. In the third quarter of 2004, the average outstanding under the facility had, through the accumulation of non-cash interest, increased to €477.6 million. The average interest rate on the convertible second secured borrowings was 20.0% during the third quarter of 2004 compared with 20.0% in the third quarter of 2003. Of the 20.0%, interest rate 12.0% (11.5% in 2003) is calculated on the initial borrowings of €375.0 million and is payable on a quarterly basis. The remaining 8.0% (8.5% in 2003) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375.0 million. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €941.5 million in the third quarter of 2003 to €974.2 million in the third quarter of 2004. The increase in average indebtedness is due primarily to the accumulation of non-cash interest. Interest expense in the third quarter of 2003 and 2004 also includes €1,673,000 relating to the amortization of capitalized finance fees.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items increased by €2,950,000 for the reasons discussed in the above sections from €22,775,000 in the third quarter of 2003 to €25,725,000 in the third quarter of 2004.

     Income Tax Benefit/(Expense). Income tax expense of €1,701,000 was recorded in the third quarter of 2004, compared with an income tax benefit of €739,000 in the third quarter of 2003. The tax expense in 2004 is primarily due to the limited deductability of interest in one of our group companies.

     Minority Interest in Net Income/Loss of Subsidiaries. Minority interest in net loss of subsidiaries was €35,000 in the third quarter of 2004.

     Net Loss. Net loss increased from €22,031,000 in the third quarter of 2003 to €27,461,000 in the third quarter of 2004.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA decreased by 9.3% from €29,264,000 for the three months ended September 30, 2003 to €26,533,000 for the three months ended September 30, 2004.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For three months ended
	September 30,
	(in € thousands)
	2003	2004
Operating profit	5,905	6,296
Depreciation and amortization	23,359	20,237

EBITDA	29,264	26,533

Nine months ended September 30, 2003 and September 30, 2004

     Revenues. Total revenue increased by 7.0% from €146,451,000 in the first nine months of 2003 to €156,722,000 in the first nine months of 2004.

     Revenue from the analog cable television subscriber base increased by €2,428,000 from €114,252,000 in the first nine months of 2003 to €116,680,000 in the first nine months of 2004. In The Netherlands, analog cable television revenue increased from €28,094,000 in the first nine months of 2003 to €31,845,000 in the first nine months of 2004. The 13.4% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase from January 1, 2004 in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business decreased to €84,835,000 in the first nine months 2004 down from €86,158,000 for the same period in 2003, as a result of a reduction in subscribers mainly as a consequence of demographic effects in the eastern part of Germany.

     The average monthly revenue per analog television subscriber was €10.06 for the nine-month period ended September 30, 2004 and €9.75 for the nine-month period ended September 30, 2003. Multikabel reported average monthly revenue per analog cable television subscriber of €11.22 and our German operations reported average monthly revenue of €9.68 in the first nine months ended September 30, 2004, compared with €10.09 and €9.64, respectively, in the same period of 2003.

     For the first nine months of 2004, high-speed Internet access contributed €25,369,000 to revenue compared with €20,440,000 in the first nine months of 2003. Strong growth in our subscriber base for this product was the primary factor for this increase. The average monthly revenue per subscriber decreased from €35,42 in the first nine months of 2003 to €27,45 in the first nine months of 2004, primarily due to the introduction of new lower rate packages in our Netherlands subsidiary to provide attractive pricing to our customers.

     For the first nine months of 2004, Multikabel contributed €23,652,000 of high-speed Internet access revenue compared with €19,123,000 in the first nine months of 2003. The increase was due to strong growth in the subscriber base for this product. The average monthly revenue per subscriber decreased from €36.16 in the first nine months of 2003 to €27.86 in the first nine months of 2004 as we increased volume through competitive pricing and introduced new lower rate packages to extend our product portfolio and attract additional subscribers in low penetration rate market segments.

     In Germany, high-speed Internet access revenue increased by 30.4% from €1,317,000 in the first nine months of 2003 to €1,717,000 in the first nine months of 2004. The average monthly revenue per subscriber in Germany decreased from €27.32 in the first nine months 2003 to €22.84 in the first nine months 2004 as we increased volume through the introduction of flexible rates.

     Digital television revenue increased from €1,066,000 in the first nine months of 2003 to €1,196,000 in the first nine months of 2004.

     In Germany, revenue from digital television decreased from €556,000 in the first nine months of 2003 to €501,000 in the first nine months of 2004 due to demographic shifts in the former East German states we serve. Multikabel contributed digital television revenue of €695,000 for first nine months of 2004 up from €510,000 for the first nine months of 2003.

     The development of digital television subscribers and revenue growth continues to be below our expectations. We are continually reviewing the product in order to make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenue includes revenue we receive in The Netherlands for data communication services that we provide to small-and medium-sized businesses and schools, which contributed €3,709,000 of revenue for the first nine months of 2004. As of September 30, 2003, Small- and medium-sized businesses and schools contributed €4,157,000 to revenue in the first nine months of 2003.

     In the addition to the above, other revenue in Germany and The Netherlands increased from €6,397,000 in the first nine months of 2003 to €7,512,000 in the first nine months of 2004.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	September 30		September 30		September 30
	2003	2004	2003	2004	2003	2004
Revenues (€ in thousands)
Analog	86,158	84,835	28,094	31,845	114,252	116,680
Digital	556	501	510	695	1,066	1,196
Internet	1,317	1,717	19,123	23,652	20,440	25,369
Telephony	—	—	139	2,256	139	2,256
Other	3,290	4,133	7,264	7,088	10,554	11,221

	91,321	91,186	55,130	65,536	146,451	156,722

Average subscribers
Analog	992,782	973,471	309,427	315,498	1,302,209	1,288,969
Digital	6,970	5,734	4,242	6,182	11,212	11,916
Internet	5,356	8,354	58,756	94,344	64,112	102,698
Telephony	—	—	821	8,858	821	8,858
Data communication	—	—	873	925	873	925
ARPU (in €)
Analog	9.64	9.68	10.09	11.22	9.75	10.06
Digital	8.86	9.71	13.36	12.49	10.56	11.15
Internet	27.32	22.84	36.16	27.86	35.42	27.45

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection costs, Internet feed costs, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 12.0% from €37,530,000 in the first nine months of 2003 to €42,028,000 in the first nine months of 2004, mainly due to additional costs to support our volume growth in The Netherlands.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses increased by 5.9% to €22,129,000 in the first nine months of 2004 from €20,893,000 in the first nine months of 2003. In the first nine months of 2003, selling, general and administrative expenses were reduced due to the favourable impact of reduced bad debt reserves following a detailed review in the third quarter.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead increased by 19.5% from €10,776,000 in the first nine months of 2003 to €12,872,000 in the first nine months of 2004, with ongoing cost savings being offset by extra costs and professional fees in relation to financial restructuring. In addition, non-cash compensation expense associated with our stock option plan declined by 83,3% from €144,000 in the first nine months of 2003 to €24,000 in the first nine months of 2004. The primary factor responsible for the decline in non-cash operating expense was the expiration of the vesting period of a significant amount of stock options issued in February 1999 and a reduction in personnel and associated options.

     Depreciation and Amortization. Depreciation and amortization decreased by 3.9% from €64,294,000 in the first nine months of 2003 to €61,768,000 in the first nine months of 2004. In the first nine months of 2003 depreciation included charges of approximately €3.0 million attributable to extra write-downs from impairment adjustments in both, Germany and Holland, on certain long term assets associated with our digital cable business.

     Operating Profit. Operating profit increased by €4,967,000 from €12,958,000 in the first nine months of 2003 to a profit of €17,925,000 in the first nine months of 2004 reflecting continuing savings on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €6,604,000 from €85,804,000 in the first nine months of 2003 to €92,408,000 in 2004.

     For the first nine months of 2004, interest on the convertible second secured credit facility amounted to a total of €70,358,000 (€34,639,000 non-cash interest expense plus €35,719,000 cash interest expense), as compared with €61,111,000 (€31,210,000 non-cash interest expense plus €29,901,000 cash interest expense) during the first nine months of 2003.

     The average amount outstanding under our revolving credit facility decreased from €503.2 million in the first nine months of 2003 to €494.6 million in the first nine months of 2004. The average cash interest rate on the revolving credit bank borrowings decreased from 4.7% in the first nine months of 2003 to 4.4% in the first nine months of 2004.

     On March 26, 2002, we drew down the entire amount from the €375.0 million convertible second secured credit facility. In the first nine months of 2004, the average outstanding under the facility had, through the accumulation of non-cash interest, increased to €465.7 million. The average interest rate on the convertible second secured borrowings was 20.0% during the first nine months of 2004 compared with 19.3% in the first nine months of 2003. Of the 20.0%, interest rate 12.0% (10.5% in 2003) is calculated on the initial borrowings of €375.0 million and is payable on a quarterly basis. The remaining 8.0% (8.8% in 2003) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375.0 million. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €929.8 million in the first nine months of 2003 to €962.9 million in the nine months ended September 30, 2004. The increase in average indebtedness is due primarily to the accumulation of non-cash interest. Interest expense in the first nine months of 2003 and 2004 also included €5,021,000 and €5,020,000 relating to the amortization of capitalized finance fees.

     Other (Income) Expense. In the first nine months of 2004, we recorded an extraordinary income of €311,000, relating to dividend payments received from investments held in The Netherlands.

     Loss from Operations Before Income Taxes and Minority Interest. Loss from continuing operations before income taxes and other items increased by €1,284,000 for the reasons discussed in the above sections from €72,888,000 in the first nine months of 2003 to €74,172,000 in the first nine months of 2004.

     Income Tax Benefit/(Expense). Income tax expense of €5,292,000 was recorded in the first nine months of 2004, compared with an income tax benefit of €4,523,000 in the first nine months of 2003. The tax expense in 2004 is primarily due to the limited deductability of interest in one of our group companies.

     Minority Interest in Net Income/Loss of Subsidiaries. Minority interest in net income of subsidiaries increased by €32,000 to €79,000 in the first nine months of 2004.

     Net Loss. Net loss increased from €68,412,000 in the first nine months of 2003 to €79,543,000 in the first nine months of 2004.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is a commonly used measure in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased by 3.2% from €77,252,000 for the nine months ended September 30, 2003 to €79,693,000 for the nine months ended September 30, 2004.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	For nine months ended
	September 30,
	(in € thousands)
	2003	2004
Operating profit	12,958	17,925
Depreciation and amortization	64,294	61,768

EBITDA	77,252	79,693

LIQUIDITY AND CAPITAL RESOURCES

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     For the nine months ended September 30, 2004 net cash of €18,350,000 was provided by operating activities.

     For the nine months ended September 30, 2004 we used cash in investing activities of €21,431,000. Net cash used in financing activities amounted to €1,525,000.

     The €21,431,000 we invested in capital expenditures for the nine months ended September 30, 2004 was invested in Germany and The Netherlands to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     At September 30, 2004, our aggregate consolidated indebtedness was approximately €980.4 million, comprised of approximately €978.4 million of bank debt outstanding, €1.8 million of capital leases obligations, and €0.2 million of deferred purchase obligations.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore, we entered into a Contingent Value Right (“CVR”) Agreement, which was a condition precedent to the obligations of the lenders under the Senior Working Capital Facility. Pursuant to the CVR Agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equaled five percent of the outstanding number of our shares. The total amount of CVR’s to be issued under this assignment was 989,300.

     On March 8, 2004 PrimaCom AG signed a contingent value rights termination agreement with a number of entities which are past or present holders of contingent value rights under the CVR Agreement and the agent under the CVR Agreement and Escrow Agent in relation to such contingent value rights. All parties to the contingent value rights termination agreement agreed that all contingent value rights issued and not already cancelled would be cancelled and terminated on an effective date, such effective date to be conditional upon certain matters being satisfied. The Contingent Value Rights Termination Agreement was effective on March 16, 2004.

     In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid in capital for the fair value of the CVR’s on those dates. The amount capitalized in other assets was amortized as bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €19,000, €147,000 and €133,000 in 2001, 2002 and 2003, respectively. The remaining balance of €764,000 in other assets related to CVR’s was written off at the time of cancellation.

     Under the terms of the Revolving Credit Facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts until December 31, 2009, when all amounts will become due and payable.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25,000,000.

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375,000,000 convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625,000,000. Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility reduces in quarterly amounts beginning March 31, 2003. Additionally as part of our restructuring negotiations, we agreed to further reductions in the unused facility effective in July 2004. The table below reflects the remaining amounts of the facility as of December 31 of the years indicated:

Available
commitment
and overdraft
(€)
December 31, 2002	625,000,000
December 31, 2003	594,500,000
December 31, 2004	519,750,000
December 31, 2005	458,750,000
December 31, 2006	397,750,000
December 31, 2007	321,500,000
December 31, 2008	211,700,000

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured until the satisfaction of the obligation by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At September 30, 2004 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on September 30, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375.0 million. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

	Cash Rate	Noncash Rate	All-in rate
March 26, 2002 - September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002 - December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003 - March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003 - June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003 - September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003 - final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the third year of the loan and 1% during the third year of the loan.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH, a wholly owned subsidiary of PrimaCom AG, and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH until the satisfaction of the obligation.

     We also refer to the notes to the condensed consolidated financial statements — 1. Basis of Presentation.

     Employees

     On September 30, 2004 PrimaCom and subsidiaries had a total of 846 employees comprised of 635 full time and 211 part time employees. On September 30, 2003 there were a total of 838 employees of which were 641 full time and 197 part time.

     Directors’ Dealings

	September 30, 2003		December 31, 2003		September 30, 2004
	shares	options	shares	options	shares	options
Management Board (Vorstand)
Dr. Jens Kircher(*1)	—	100,000	—	100,000		(*1)
Hans-Werner Klose(*2)					4,630	—
Tony Abraham Merin(*3)					—	—
Wolfgang Preuss(*4)					2,695,413	—
Prof. Dr. Stefan Schwenkedel(*5)	—	100,000	—	100,000		(*5)
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3,464	—	3,464	—
Heinz Eble	39,358	—	39,358	—	39,358	—
Erwin Kleber(*6)					3,750	—
Brigitte Preuß(*7)	166,997	—	166,997	—	166,997	—

Total	209,819	200,000	209,819	200,000	2,913,612	—

*1	Mr. Jens Kircher left the Management Board on June 14, 2004. At this time he had 100,000 options but no shares,

*2	Mr. Hans-Werner Klose joined the Management Board on June 14, 2004.

*3	Mr. Tony Abraham Merin joined the Management Board on June 14, 2004 and resigned from Management Board on November 15, 2004.

*4	Mr. Wolfgang Preuss was appointed to the Supervisory Board on June 8, 2004. On June 30, 2004 Mr. Preuss joined the Management Board as CEO. Mr. Preuss resigned from Supervisory Board on September 15, 2004.

*5	Prof. Dr. Stefan Schwenkedel left the Management Board on June 14, 2004. At this time he had 100,000 options but no shares.

*6	Mr. Erwin Kleber was appointed to the Supervisory Board on June 29, 2004.

*6	The 166,997 shares of Mrs. Brigitte Preuss are held in trust by Wolfgang Preuss. Mr. and Mrs. Preuss have shared voting power over these shares.

     FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.